SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             HELLER FINANCIAL, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                        HAWK ACQUISITION CORP. (OFFEROR)
                          a wholly-owned subsidiary of

                      GENERAL ELECTRIC CAPITAL CORPORATION
--------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))


                Class A Common Stock, par value $0.25 per share;
                 Class B Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    423328103
                             (Class A Common Stock)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Nancy E. Barton
                      General Electric Capital Corporation
                               260 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                             Thomas A. Roberts, Esq.
                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000



NY2:\1067629\01\MVSD01!.DOC\47660.2024

                            CALCULATION OF FILING FEE

----------------------------------------- --------------------------------------
         Transaction Valuation*                     Amount of Filing Fee*

            not applicable                             not applicable
----------------------------------------- --------------------------------------

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

      [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable            Filing Party: Not applicable

Form or Registration No.: Not applicable          Date Filed: Not applicable


      [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X]    third-party tender offer subject to Rule 14d-1.

            [ ]    issuer tender offer subject to Rule 13e-4.

            [ ]    going-private transaction subject to Rule 13e-3.

            [ ]    amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                        -------------------------------





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
FOR IMMEDIATE RELEASE


                         GE TO ACQUIRE HELLER FINANCIAL
                        IN $5.3 BILLION CASH TRANSACTION

        - Compelling Strategic Fit of Products, Services and Practices -
          - Enhances GE Capital's Positioning in Key Business Segments
                     and Provides New Platforms for Growth -


                     Stamford, CT - July 30, 2001 - General Electric Capital Corporation ("GE Capital"), a diversified financial services company and subsidiary of the General Electric Company

                     (NYSE: GE), announced today that it has entered into a definitive merger agreement to acquire Heller Financial, Inc. ("Heller") (NYSE:
HF) for $5.3 billion in cash, or $53.75 per share. The merger agreement provides for a cash tender offer by GE Capital for all of Heller's outstanding common stock, which will commence within the next five business days. GE Capital has also entered into an agreement with The Fuji Bank, Limited ("Fuji Bank"), which owns 100% of the Class B common shares of Heller, through which Fuji Bank has agreed to tender all of its shares to GE Capital. The Class B shares represent 52% of the fully diluted ownership of Heller. Consummation of the tender offer and the merger is subject to customary conditions, including regulatory approvals.

                     The announcement was made today by Denis J. Nayden, Chairman and CEO of GE Capital, and Richard Almeida, Chairman and CEO of Heller Financial. The Boards of Directors of both companies have approved the agreement.

                     "GE is very excited about this synergistic combination and the opportunities that it offers for growth and increased shareholder value," said Mr. Nayden. "Heller is a successful, world-class company with a strong commitment to the middle market whose core businesses fit perfectly with our own. Through this transaction, we gain not only the benefits of complementary services and geographic reach, but also the ability to provide new products."

                     Heller's primary businesses in commercial finance, equipment leasing and real estate finance will enhance GE Capital's core businesses in these areas. In addition, Heller provides GE Capital with:

o Recognized expertise and relationships across the middle market finance sector that will allow GE Capital to bolster its capabilities and offerings.

o     New international platforms in factoring, particularly in Europe.

o Innovative offerings in healthcare finance, with a primary focus on small and middle-market companies operating in specialized areas of the healthcare industry, including long-term care, assisted living, hospitals, physician practice management, mental health and durable medical equipment.

                     In turn, GE Capital's strong balance sheet will enhance asset growth and offer Heller's customers the most cost-effective solutions for their growth needs.

                     Mr. Almeida said, "Over the past decade, Heller has built a brand name and a strong presence in middle market finance in both the U.S. and key international markets. Our focus on understanding the needs of our customers, and providing the innovative financial solutions they require, has produced a significant origination capability and an attractive growth profile. These factors, and our disciplined approach to financial and credit risk management, has created substantial value for our shareholders, employees and customers. The acquisition of Heller by one of the world's premier financial services companies further validates what the people of Heller have created. Going forward, the synergies generated from the combination of our companies are truly exciting."


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
                     GE Capital and Heller share a number of values and practices. They both have a customer-centered vision, a strong credit risk management philosophy, a skilled and experienced workforce, superior asset origination capabilities and a commitment to quality.

                     "Heller and GE Capital are really a perfect fit. In addition to our shared core businesses, we have many of the same cultural attributes and management practices," Mr. Nayden said. "In bringing our companies together, these similarities will allow us to integrate quickly and to accelerate best practice sharing, including GE's Six Sigma quality processes and digitization efforts, to quickly drive productivity and cost improvements."

                     "GE Capital has a proven track record of successfully closing and integrating acquisitions, having completed more than 400 of them over the past 10 years," said Dennis D. Dammerman, Vice Chairman of General Electric and Chairman of GE Capital Services. "The acquisition of Heller is in line with GE's long-term strategy to grow GE Capital through a combination of acquisitions, core growth and productivity, delivering consistent earnings."

                     "We believe the acquisition of Heller will help GE Capital solidify its high double-digit growth targets for 2002," said Mr. Nayden. "Heller's specialized service offerings, additional geographic reach, and significant intellectual capital help position GE Capital for a strong future."

                     Fuji Bank has strongly supported Heller since its acquisition in 1984. Fuji believes this transaction is an attractive one that serves the best interests of all Heller shareholders.

                     GE Capital's financial advisor on this transaction was Morgan Stanley and its legal advisor was Weil, Gotshal & Manges LLP. Heller's co-financial advisors were Credit Suisse First Boston and Lehman Brothers and


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
its legal advisor was Wachtell, Lipton, Rosen & Katz. Fuji's financial advisor was JPMorgan and its legal advisor was Shearman & Sterling.

                     GE Capital, with assets of more than US$370 billion, is a global, diversified financial services company grouped into six key operating segments comprised of 24 businesses. A wholly-owned subsidiary of General Electric Company, GE Capital, based in Stamford, Connecticut, provides a variety of consumer services, such as credit cards and life and auto insurance; mid-market financing; specialized financing; specialty insurance; equipment management, and specialized services, to businesses and individuals in 47 countries around the world.

                     GE is a diversified services, technology and manufacturing company with a commitment to achieving customer success and worldwide leadership in each of its businesses. GE operates in more than 100 countries and employs 313,000 people worldwide. (For more information, visit:
http://www.gecapital.com/news/index_heller.html)

                     Heller Financial, Inc., is a worldwide commercial finance company providing a broad range of sophisticated, collateralized financing solutions. With nearly $20 billion in assets, Heller offers equipment financing and leasing, sales finance programs, collateral and cash flow-based financing, financing for healthcare companies and financing for commercial real estate. The company also offers trade finance, factoring, asset-based lending, leasing and vendor finance products and programs to clients in Europe, Asia and Latin America.

                     CAUTION CONCERNING FORWARD-LOOKING STATEMENTS: THIS DOCUMENT INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THESE EXPECTATIONS DUE TO CHANGES IN GLOBAL ECONOMIC, BUSINESS, COMPETITIVE MARKET AND REGULATORY FACTORS OR FAILURE OF THE TRANSACTION DESCRIBED TO BE COMPLETED FOR ANY REASON.


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
MORE DETAILED INFORMATION ABOUT THOSE FACTORS IS CONTAINED IN GE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                     INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY GE CAPITAL WITH THE SEC, AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY HELLER WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY HELLER AND GE CAPITAL AT THE SEC'S WEB SITE AT WWW.SEC.GOV.


                                      # # #


MEDIA CONTACTS:

GE CAPITAL:
FOR MEDIA:           Valerie Di Maria, GE Capital, 203-357-3965
                     Marissa Moretti, GE Capital, 203-961-2290
FOR INVESTORS:       Mark Vachon, GE, 203-373-2468

HELLER FINANCIAL:
FOR MEDIA:           Gunnar Branson, Heller Financial, 312-441-7404
FOR INVESTORS:       Linda Anderson, Heller Financial, 312-441-7034



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